UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION					OMB Number:	3235-0101
Washington, D.C. 20549					Expires:	June 30, 2020
Estimated average burden
FORM 144					hours per response	1.00
NOTICE OF PROPOSED SALE OF SECURITIES					SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO		WORK LOCATION
OWL ROCK CAPITAL CORPORATION		47-5402460	814-01190
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET		CITY	STATE	ZIP CODE
REGENTS OF THE UNIVERSITY OF CALIFORNIA	10% STOCKHOLDER*	1111 Franklin Street		OAKLAND	CA	94607

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
COMMON STOCK	State Street Global Markets LLC One Lincoln Street State Street Financial Center Boston, MA 02111-2900		1,452,282	$21,000,000 as of 6/22/2021 based on $14.46 closing price on NYSE	391,401,787	6/23/21**	NEW YORK STOCK EXCHANGE***

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer's I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer's S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer's address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
	(e)	Issuer's telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person's address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
COMMON STOCK	6/17/19	PRIVATE PLACEMENT (CAPITAL CALL)	OWL ROCK CAPITAL CORPORATION	9,463,962	6/17/19	CASH

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Regents of the University of California 1111 Franklin Street, Floor 8th Oakland, CA 94607
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock

4/7/2021
4/8/2021
4/9/2021
4/12/2021
4/13/2021
4/14/2021
4/15/2021
4/16/2021
4/19/2021
4/20/2021
4/21/2021
4/22/2021
4/23/2021
4/26/2021
4/27/2021
5/6/2021
5/7/2021
5/10/2021
5/14/2021
5/17/2021
5/18/2021
5/19/2021
5/20/2021
5/21/2021
5/24/2021
5/25/2021
5/26/2021
5/27/2021
5/28/2021
6/1/2021
6/2/2021
6/3/2021
6/7/2021
6/8/2021
6/9/2021
6/10/2021
6/11/2021
6/14/2021
6/15/2021
6/16/2021
6/17/2021
6/18/2021
6/21/2021
6/22/2021

101,700
71,379
36,299
80,210
42,634
25,844
195,740
167,332
114,500
113,422
82,878
123,729
230,000
265,000
104,951
23,900
63,242
43,530
50,000
36,000
70,000
70,840
80,000
60,000
125,000
45,186
50,000
71,000
71,873
78,413
70,000
32,683
47,050
118,679
102,619
61,981
93,286
96,669
109,744
124,437
65,187
52,000
123,000
34,155

$1,454,473
$1,002,354
$510,201
$1,138,276
$602,231
$366,522
$2,802,742
$2,396,646
$1,639,354
$1,615,504
$1,183,523
$1,765,341
$3,296,153
$3,836,750
$1,514,600
$337,693
$895,001
$613,851
$709,185
$510,278
$998,893
$1,008,025
$1,148,944
$862,914
$1,800,075
$649,404
$715,950
$1,020,909
$1,034,813
$1,138,094
$1,016,813
$476,910
$690,718
$1,744,807
$1,512,460
$910,377
$1,377,051
$1,432,712
$1,625,232
$1,856,028
$959,970
$749,783
$1,783,193
$493,116

EXPLANATION OF RESPONSES:

REMARKS:

* As of 6/16/2021, The Regents of the University of California is no longer a holder of 10% or more of the ORCC shares.

**Sales anticipated to occur over a number of days from the placement of the order, which is expected to be 6/23/2021 as listed in section 3(f).

***Securities are listed on NYSE but may be sold in any market center on which securities may be lawfully sold.

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

6/22/2021	/s/ Arthur R. Guimaraes
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)